SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

April 29, 2002

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VIVENDI
Environnement

APRIL 29, 2002

PRESS RELEASE

First-quarter revenue up 12.4% to €7.5 billion, ahead of target for year

EBIT growth of 10.3% for core businesses

Consolidated revenue for the first quarter of 2002 increased 12.4% to €7.5 billion compared with the prior year's quarter (€6.7 billion), including internal growth of 6.2%. Excluding non-core businesses, revenue growth was 14%, including internal growth of 6.6%.

Under French accounting standards, consolidated EBIT for the quarter was €481 million, representing growth of 8.1%. **Excluding non-core businesses in the process of being divested, EBIT grew 10.3%.**

Vivendi Environnement

At March 31, 2001 (in €m)	At March 31, 2002 (in €m)	Variation 2002/2001	Internal growth	External growth	Exchange rate fluctuations
6,674	7,499	+12.4%	+6.2%	+4.7%	+1.5%

Business benefited from the start-up of new contracts as well as the impact of those won in 2001. Excluding the impact of the termination of the South Central transportation contract in August 2001, internal growth for core business activities was 8.5%.

- External growth includes:
  - In the Energy Services sector, the EDF service subsidiaries (€205 million) and the impact of Siram in Italy
  - In the Waste sector, in Denmark (Marius Pedersen), and in Central Europe
  - In the Transport sector, the Verney acquisition
  - And in the Water sector, the negative impact of the disposal of Johnson Screens in the United States as part of Vivendi Environnement's strategy of focusing on core business activities.

Exchange rate fluctuations relate mainly to the increase of the U.S. dollar against the euro.

Revenue generated outside France was €4.2 billion, or 56% of total revenue, approximately the same level as the first quarter of 2001.

Water

At March 31, 2001 (in €m)	At March 31, 2002 (in €m)	Variation 2002/2001	Internal growth	External growth	Exchange rate fluctuations
3,098	3,300	+6.5%	+6.1%	-1.6%	+2.0%

Internal revenue growth was 6.1%. Excluding non-core businesses, internal growth was 6.9%. In France, Vivendi Water maintained its level of performance (+5%).

Growth outside France was 8.7%, mainly due to a 24.5% increase in outsourcing services in the Rest of the World (which excludes the United States). This was the result of the start-up or ramping up of new contracts won in 2000 and 2001 in Central Europe (Bucharest, Prague), Germany (Gorlitz), Morocco (Tangiers and Tetouan), and in Asia (Ulpu, Gusco and Hynix).

In the United States, total revenue increased slightly on a comparable basis. Equipment sales for the Water sector showed signs of recovery. Conversely, non-core equipment sales have not yet returned to their early 2001 level.

The announced program for the disposal of non-core assets continued with the sale of the remainder of the Filtration/Separation business for $360 million. The other planned disposals should take place by the end of the year.

Waste

At March 31, 2001 (in €m)	At March 31, 2002 (in €m)	Variation 2002/2001	Internal growth	External growth	Exchange rate fluctuations
1,348	1,477	+9.5%	+5%	+2.6%	+1.9%

Growth of close to 10% was generated principally through a strong increase outside France (+15.2%) and less robust growth in France (+2.1%).

Outside France, growth came from the development of business in Northern Europe (Bromley and Sheffield in the U.K, and in Norway) and in Asia-Pacific, through Pacific Waste Management and Collex. External growth is primarily due to the acquisition of Marius Pedersen.

Onyx implemented measures to improve its profitability, consistent with the program set forth.

Energy services

At March 31, 2001 (in €m)	At March 31, 2002 (in €m)	Variation 2002/2001	Internal growth	External growth	Exchange rate fluctuations
940	1,313	+39.7%	+10.3%	+28.7%	+0.7%

Internal growth of 10.3% came from both France (+7.1%), mainly from the continued development of cogeneration, and outside France (+17.9%), due to the start-up or development of contracts won in 2001, notably that for Tallinn in Estonia.

The strong external growth for the first quarter is due to the integration of revenue from the service subsidiaries transferred from EDF in 2001, from the acquisition of Siram in Italy, and the Usti nad Labem contract in the Czech Republic.

Transportation

At March 31, 2001 (in €m)	At March 31, 2002 (in €m)	Variation 2002/2001	Internal growth	External growth	Exchange rate fluctuations
756	829	+9.6%	+2.8%	+6.3%	+0.4%

In France, revenue rose 28%, including 14% internal growth. External growth was principally due to the consolidation of Verney (+€31.5 million).

Outside France, the net impact of the loss of the South Central contract was almost entirely offset by the signature of new contracts in Northern and Eastern Europe, in the United States through Yellow Transportation, and in Asia Pacific. Excluding the exit of the South Central contract, Connex's organic growth outside France was 27%.

FCC

At March 31, 2001 (in €m)	At March 31, 2002 (in €m)	Variation 2002/2001	Internal growth	External growth	Exchange rate fluctuations
533	582	+9.3%	+8.1%	+1.2%	0%

The 9.3% increase in FCC's revenue was principally due to internal growth in municipal services and to good performance from the cement business (price effect).

Revenue growth for the first quarter of 2002 and the contracts signed in 2001 enable Vivendi Environnement to remain confident in meeting its targets.

Since the beginning of the year, Vivendi Environnement has continued its internal growth through the awards of new contracts. In the Water sector, the signature of a municipal outsourcing contract for the city of Indianapolis in the United States represents a major success. In the Waste sector, the company continued its growth in North America and Australia through winning service and industrial waste contracts. The operation of the Poznan (Poland) and Vilnius (Lithuania) heating networks and the Dublin light rail system will also contribute to growth over the months to come.

Vivendi Environnement (Paris Stock Exchange: VIE and NYSE: VE), comprised of Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy services), Connex (transportation) and FCC (Spanish company engaged in environmental and construction related industries), is the largest environmental services company in the world, with consolidated sales of €29.1 billion as of December 31, 2001.

Contact for institutional investors and analysts Nathalie Pinon :+33 1 71 75 01 67

US investor contact: Brian Sullivan+(1) 401-737-4100

Press release also available on http://vivendienvironnement-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2002

VIVENDI ENVIRONNEMENT

By:____________________________

Name: Jerome Contamine
Title: Chief Financial Officer